Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No. 3 to the Registration Statement (Form F-4 No. 333-281111) and related offer to exchange/prospectus of Banco Bilbao Vizcaya Argentaria, S.A. for the offer to exchange 100% of the shares of Banco Sabadell, S.A. for shares of Banco Bilbao Vizcaya Argentaria, S.A and cash, and to the incorporation by reference therein of our reports dated February 21, 2025, with respect to the consolidated financial statements of Banco Bilbao Vizcaya Argentaria, S.A., and the effectiveness of internal control over financial reporting of Banco Bilbao Vizcaya Argentaria, S.A., included in its Annual Report (Form 20-F) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, S.L.

Madrid, Spain

February 26, 2025